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ROCHE HOLDING 82-3315

Media Release

Roche

03032873

SUPPL

Basel, 21 October 2003

OCT 22 2003

Roche acquires rights to diabetes compound from Ipsen

Roche and Ipsen today announced that the two companies have entered into a second agreement, following the one concluded December 2002, this time for Ipsen's diabetes compound BIM 51077. BIM 51077 is a Glucagon-like-peptide-1 (GLP-1) analogue, currently in Phase I clinical studies for Type 2 diabetes. In addition to BIM 51077 itself, Roche has been granted rights to all future compounds to be discovered or licensed by Ipsen in this class of drugs.
According to the terms of the first agreement entered in December 2002, Roche already has worldwide rights, excluding Europe, to market Ipsen's homocamptothecine class of compounds, a promising group of anticancer agents with lead compounds in development, such as diflomotecan and BN 80927.

"BIM 51077 is a very promising compound that will further strengthen our position in the diabetes market, with proven products such as Xenical," stated William M. Burns, Head of the Pharmaceutical Division at Roche, "We are very pleased to build upon our relationship with Ipsen. After just ten months of entering into our first collaboration, we have identified a further opportunity for collaboration. Working closely with partners and building upon existing relationships is a key business strategy for Roche."

"We are delighted to be working once again with Roche. This agreement reflects our corporate strategy to actively search for new alliances and partnerships, particularly with quality partners, and confirms the quality of our research," said Jean-Luc Bélingard, Ipsen's President and CEO.

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F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
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Terms of the Agreement

Under the terms of the agreement, Roche will have exclusive rights to market and sell BIM 51077 worldwide, except in Japan where Roche will share co-marketing rights with Teijin and in France where Ipsen has the option to co-market. Roche will reimburse the development and formulation work undertaken by Ipsen and will be responsible for all future clinical development. Ipsen will receive total payments of up to €202 million, consisting of €10 million in initial committed payments and additional payments contingent upon achievement of clinical, manufacturing, regulatory, and commercial milestones. Additionally, Ipsen will receive royalties on worldwide sales.

About BIM 51077

BIM 51077, a compound discovered by Ipsen Research and Development, is a GLP-1 receptor agonist, a new class of compounds under study for the treatment of Type 2 diabetes. Diabetic patients produce less insulin than non-diabetics, and clinical studies suggest that GLP-1 receptor agonists can increase insulin to near normal levels. GLP-1 incretin hormone is secreted naturally in response to food intake and acts to stimulate insulin production, suppress glucagon secretion, and slow gastric emptying in order to restore and sustain physiological blood glucose levels. The structure of BIM 51077 was optimized to provide extended duration of action while retaining the potency of the endogenous hormone.

Roche in Diabetes

Roche is committed to finding new medicines to treat metabolic diseases, with a strong emphasis on diabetes. In June 2003, Switzerland's Federal Social Security Office (BSV) expanded reimbursement approval for Roche's Xenical to include treatment of overweight Type 2 diabetics who are also being treated with one or more oral antidiabetic medicines. Xenical is the world's leading medicine for weight loss and weight control, and BSV's expanded reimbursement approval underscores Xenical's efficacy in treating overweight patients with Type 2 diabetes.

Roche is a leading supplier of products and services for diabetes monitoring and integrated diabetes management. Following the acquisition of Disetronic, the world's second-largest manufacturer of insulin pumps, Roche's diabetes portfolio will range from blood glucose meters for patient self-monitoring to sophisticated, programmable insulin pumps that allow patients to continuously administer insulin doses according to their individual needs. In 2002, Roche Diabetes Care, a business area of Roche Diagnostics, posted sales of 2.5 billion Swiss francs (+14% in local currencies), thanks to the continued success of the Accu-Chek product line.

Roche Business Development and Alliance Strategy

Roche's research strategy is based on strong in-house research with centres in Japan, Europe and the USA and strategic alliances with Genentech and Chugai. Complementing and strengthening the Group's dynamic R&D capabilities are over 50 scientific and commercial collaborations with biotech companies and universities, tailored alliances supplement these efforts in clearly defined focus areas. Roche has formed over 45 new partnerships, which span a wide range of therapeutic areas and technologies, making it an industry leader; a key element of this strategy is to enable its partners to achieve their vision while maintaining their cultural identity and entrepreneurial spirit.

Ipsen's Active Search for New Alliances and Partnerships

Ipsen's strategy for development is based on two main pillars: the high quality of its research and an active search for new alliances and partnerships. This new agreement with Roche reflects such strategy, validates the quality of the new molecules discovered by Ipsen's researchers and confirms the Ipsen development model. Since January 2002, Ipsen has signed ten major licensing, research development and other partnership agreements and thus demonstrated its ability to form and develop alliances and partnerships with the leading pharmaceutical and biotech companies. The Group intends to continue this strategy in the future in order to enrich its product portfolio in its four targeted disease areas. These agreements help the Company to secure access to complementary technologies to those it already has, and at the same time provide new opportunities for international distribution, particularly in the United States and Japan.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About Ipsen

Present in over 110 countries with a total staff of nearly 3700, the Ipsen Group had a turnover of €718 million in 2002, 27.1% outside Western Europe.

The Group is focused on developing innovative products in targeted disease areas: oncology, endocrinology, neurology and haematology. Ipsen currently has over 20 products on the market, including those marketed to specialists in disease areas that represent the main source of Ipsen's future growth, as well as predominantly natural-based products that represent the historical base of the Group's business in other disease areas. In 2002, 18.2% of Ipsen's turnover was reinvested in Research and Development, carried out from 4 centres; Paris, Boston, Barcelona and London by an international network of about 550 scientists.

The Group's website is www.ipsen.com

Conditions

The transaction may be subject to review by federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.